Exhibit 12.1

CALCULATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND

CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

(dollars in thousands)

	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017
Fixed Charges:
Interest expense	$1,647	$2,350	$22,026	$75	$2
Interest expense on portion of rent expense representative of interest	282	286	287	421	421
Total Fixed Charges	$1,929	$2,636	$22,313	$496	$423
Earnings (loss):
Net Income (loss) from continuing operations	$17,065	$(14,222)	$(46,964)	$(54,890)	$(74,356)
Fixed charges per above	1,929	2,636	22,313	496	423
Total earnings (loss)	18,994	(11,586)	(24,651)	(54,394)	(73,933)
Ratio of earnings to fixed charges	$8.85	$ N/A	$ N/A	$ N/A	$ N/A
Deficiency of earnings available to cover fixed charges	$17,065	$(14,222)	(46,964)	(54,890)	(74,356)
Preferred share dividend requirements	$—	$—	$1,723	$—	$—
Total combined fixed charges and preferred share dividends	$1,929	$2,636	$24,035	$496	$423
Ratios of earnings to combined fixed charges and preferred share dividends	8.85	N/A	N/A	N/A	N/A
Deficiency of earnings available to cover fixed charges and preferred share dividend requirements	$17,065	$(14,222)	$(48,687)	$(54,890)	$(74,356)